Filed by: Matria Healthcare, Inc.
                 Pursuant to Rule 425 under the Securities Act of 1933
                       and deemed filed pursuant to Rule 14a-12
                       of the Securities Exchange Act of 1934

                                       Subject Company:  Matria Healthcare, Inc.
                                                   Commission File No: 000-20619


         On June 25, 2002, Matria Healthcare, Inc. issued the following press release which, in part, discussed its pending acquisition of Quality Oncology from LifeMetrix, Inc.:

  Marietta, GA, June 25, 2002--Matria Healthcare, Inc. (NASDAQ: MATR) announced the signing of new disease management contracts and a change in outlook for its revenue and profit for the year 2002 and provided guidance for 2003. Matria announced the signing of an agreement with a health plan to provide disease management services for congestive heart failure, coronary artery disease, diabetes, chronic obstructive pulmonary disease, and asthma. The disease management services are to begin the first week of July 2002, and the name of the health plan will be released following press release approval from the health plan. In addition, Quality Oncology, which Matria has signed a definitive agreement to acquire, has signed five new disease management contracts that are also working their way through the press release approval process. Quality Oncology is the nation's leading provider of cancer disease management programs. The new contracts with Matria's Health Enhancement Division and Quality Oncology represent over 1.4 million covered lives and have expected start dates ranging from July through October 2002.
  Commenting on the new contracts, Matria's Chairman, President and CEO, Parker
  H. Petit stated, "We are pleased to be awarded this multi-disease contract and to see our sales efforts produce our first cardiovascular disease management contract. Also, I am encouraged to see that Quality Oncology is signing the contracts they expected. Both organizations are looking forward to gaining additional synergies from our future joint sales and marketing activities." The Company announced a decrease in its 2002 financial outlook and now expects full year revenues in the range of $277 to $283 million, earnings per share in the range of $0.68 to $0.75, and earnings before interest, taxes, depreciation and amortization ("EBITDA") in the range of $32 to $33.5 million. For the second quarter of 2002, the Company forecasts revenues of approximately $69 million, earnings per share in the range of $0.10 to $0.12 and EBITDA in the range of $6.7 to $7.0 million. The updated guidance excludes certain one-time items, including those previously reported and those discussed below. The primary factor contributing to the lower 2002 outlook is information system constraints in the pharmacy, laboratory and supplies component of the Company's Health Enhancement segment. This operation has grown rapidly over the last 18 months and, since last fall, has been in the process of implementing a state-of-the-art customer relationship management, billing, inventory and pharmacy system. The planned July 1st launch of the new system has been moved to October 1, 2002. Manual processes and personnel have been added, pending full implementation of the new information system; however, the increased labor costs will result in a temporary reduction in gross profit and operating profit margins in this business. Petit added, "I want to reiterate that this issue is production oriented because the information system constraints have made it difficult and expensive to process and ship the increased volume of orders and maintain appropriate service levels. Some of our disease management contracts have substantial unfilled order potential because of our inability to efficiently enroll members, maintain appropriate contact, and process orders. We underestimated the system constraints that growth would cause, and we were late in initiating the start of our new information technology project. We do not expect to receive the full benefit of the new information system until the first quarter of 2003." Matria reported the second factor affecting profit growth in its Health Enhancement segment relates to Facet Technologies, the Company's manufacturing operation. Facet Technologies' major customers are requiring more "just-in-time" inventory and supply chain management processes. This has required Facet to package more of its diabetes products in its own facilities. Facet Technologies is transitioning to full automation of these processes; however, Facet is accomplishing these packaging operations manually until the automated line is in full production in July. Consequently, Facet increased its labor costs in the second quarter resulting in reduced gross profit margins. Facet's gross margins are also negatively affected by lower than anticipated price concessions from its major supplier. Additional downward pressure on Matria's gross profit margins is being caused by a significant increase in the price of one of the key drugs used for the control of preterm labor. The drug was recently sold to another pharmaceutical company who has doubled the wholesale price of the drug. After lengthy negotiations with its supplier, Matria agreed on a price increase that will be retroactive to April 1, 2002. The price increase will cause a reduction in gross profit margins for the Company's Women's Health Division of approximately two percentage points beginning in the second quarter. In the near term, the increase in the cost of the drug cannot be offset by the Company through price increases to health plans. The revised 2002 outlook for the Health Enhancement segment is for revenues of $177 to $183 million and operating earnings of $17 to $18 million. To achieve the high end of this range, the Company must quickly realize improvements from its new information system in the fourth quarter. In addition, Facet Technologies' new packaging line needs to be efficiently operating from July 2002 forward, allowing for major reductions in labor costs and improvement in gross profit margins. Health Enhancement revenues include approximately $5 million in revenues from Quality Oncology spread over the last four months of the year. Health Enhancement revenues will be negatively impacted by the recently declared bankruptcy of a health plan with which the Company has a respiratory disease management contract. The annual revenue loss from this customer will be approximately $800,000. Matria estimates its Women's Health Division will finish 2002 with revenues of about $100 million, which assumes a slight improvement from current trends in the second half of the year. Operating earnings are expected to be approximately $15 million. This estimate assumes no major change in reimbursement patterns and no additional revenue associated with disease management contracts, such as the one recently announced with the Healthplan Southeast. However, the Women's Health Division does have numerous contract proposals and negotiations underway. General corporate expenses are expected to be about $8.3 million for 2002. Interest expense for 2002 is forecasted to be approximately $13.3 million. The Company reported that its second quarter results will include two additional charges that are not included in the earnings guidance. In response to the lower operating results, the Company will be implementing a number of cost reduction initiatives. Severance and related costs associated with the actions will be recognized in the second quarter, but the amount of these charges has not been finalized at this time. The Company's second quarter results will also include a non-cash charge relating to the retirement of a note held by a former executive of Tokos Medical that existed at the time of the 1996 merger with Healthdyne Maternity Management that formed Matria Healthcare. This note had a book value of $3.5 million and was secured with 125,000 shares of Matria common stock. The note, which matures on June 30, 2002, stipulates that the balance can be settled in full by the surrender of the collateral. If Matria's stock price is below $28.00 on June 30, a charge equal to the difference between $28.00 and the closing June 30 stock price times the 125,000 shares will be recorded. The 125,000 shares will be retired as of June 30, 2002. The Company announced its initial guidance for 2003. Revenues are expected to be in the range of $315 to $335 million. Health Enhancement revenues are forecasted to be $220 to $235 million. This improved growth is expected to come from new disease management contracts, increased growth in the pharmacy, laboratory and supplies unit, and improved growth in Facet Technologies. Operating margins for Health Enhancement are expected to increase to 14 to 15 percent as the benefits of our technology and infrastructure investments are realized. Women's Health 2003 revenues are expected to be $96 to $103 million. The Company is encouraged by the initial response to the repositioning of Women's Health to a disease management model. The success of this transition will be the primary driver of improvement in Women's Health revenues for 2003. Operating margins in Women's Health are expected to improve back to about 17 percent. In 2003, the Company will include in its fully diluted share count an estimate of the number of shares to be issued for the Quality Oncology earnout, which is payable in mid-2004. Based upon current assumptions, the Company believes that earnings per share will be in the range of $1.15 to $1.55 for 2003. EBITDA for 2003 is forecasted to be approximately $44 to $52 million. Petit further commented, "The temporary factors that are causing a turndown in our growth rates, revenues, and profits are basically unrelated to the demand for disease management services. Our disease management services are broader than our competition's because of our ability to provide pharmacy, laboratory, and supplies to diabetic and respiratory patients. It is unfortunate we misjudged the timing of our new system implementation, which is primarily causing our reduction in growth. Our outlook for the opportunities in disease management is still very positive. One of the key issues in healthcare today is the lack of timely and accurate clinical information and outcomes that can be quickly related to costs. That is exactly what our disease management programs offer health plans and employers. Therefore, we expect the demand for our disease management services to continue to broaden, and we believe our investment in our information technology systems will provide advantages in the future. This year is becoming a "transition" year for Matria Healthcare because of our major emphasis on completing our technology and call center infrastructure. We will prepare ourselves in every way possible to rebuild shareholder values by finishing the 2002 build out and resuming good growth in 2003. We believe that we are making decisions that will optimize intermediate and long-term shareholder value." The management team will discuss the preliminary results and updated guidance in a web cast on June 26, 2002 at 9:00 a.m. (Eastern Time). Please access the Company's website for more information.

  Matria has filed a registration statement on Form S-4 and other documents with the Securities and Exchange Commission (SEC) in connection with its pending acquisition of Quality Oncology from LifeMetrix, Inc. The registration statement contains (i) a prospectus of Matria relating to the common stock to be issued in the acquisition of Quality Oncology, (ii) a proxy statement of Matria relating to Matria's annual meeting of its stockholders, including a proposal for Matria stockholders to approve the issuance of the common stock in the acquisition and (iii) a consent solicitation statement of LifeMetrix relating to the solicitation of consents from LifeMetrix stockholders for the approval of the acquisition. The proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of Matria and LifeMetrix only after the registration statement is declared effective by the SEC. Investors and stockholders are urged to read the proxy statement/consent solicitation statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/consent solicitation statement/prospectus and other documents filed by Matria free of charge at the SEC's web site, www.sec.gov or from Matria Investor Relations at 1850 Parkway Place, Suite 1200, Marietta, Georgia 30067,
  Attention: Roberta McCaw.

  Matria and its directors and executive officers will be participants in the solicitation of proxies from the stockholders of Matria in connection with the approval of the issuance of Matria common stock in the acquisition and the other matters set forth in the proxy statement/consent solicitation statement/prospectus. Information about the directors and executive officers of Matria and their ownership of Matria stock is set forth in Matria's Form 10-K, as amended, for the year ended December 31, 2001. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/consent solicitation statement/prospectus when it becomes available.

  Matria is the leading provider of comprehensive disease management programs to health plans and employers for women's health and the chronic conditions of diabetes, cardiovascular disease and respiratory disorders. Headquartered in Marietta, Georgia, Matria has more than 40 offices in the United States and internationally. More information about Matria can be found online at www.matria.com.

  This press release contains forward-looking statements. Such statements include, but are not limited to, the Company's ability to achieve its financial projections in 2002 and 2003, the assumed closing of the acquisition of Quality Oncology and the amount of the earnout, the synergies to be achieved from the future joint sales activities of the Company and Quality Oncology, the unfilled order potential of the Company's disease management contracts, the timing and extent of benefits from the Company's new information system, the timing and extent of cost reductions resulting from automation of Facet Technologies' packaging processes, the improvement in the Company's Women's Health revenues in the second half of 2002, stability in health plan reimbursement patterns, the effectiveness of the Company's cost reduction initiatives, the expected growth of the Company's Health Enhancement Division, the effect of the repositioning of the Women's Health business on the Division's revenues, the demand for disease management services, the advantages from the Company's investment in its information technology systems, and the impact on shareholder value of the Company's decisions. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include developments in the healthcare industry, third-party actions over which Matria does not have control, regulatory requirements appicable to Matria's business, and the risk factors detailed from time to time in Matria's periodic reports and registration statements filed with The Securities and Exchange Commission, including Matria's Annual report on Form 10-K for the year ended December 31, 2001. By making these forward-looking statements, Matria does not undertake to update them in any manner except as may be required by Matria's disclosure obligations in filings it makes with the Securities and Exchange Commission under the federal securities laws.



  Matria has filed a registration statement on Form S-4 and other documents with the Securities and Exchange Commission (SEC) in connection with its pending acquisition of Quality Oncology from LifeMetrix, Inc. The registration statement contains (i) a prospectus of Matria relating to the common stock to be issued in the acquisition of Quality Oncology, (ii) a proxy statement of Matria relating to Matria's annual meeting of its stockholders, including a proposal for Matria stockholders to approve the issuance of the common stock in the acquisition and (iii) a consent solicitation statement of LifeMetrix relating to the solicitation of consents from LifeMetrix stockholders for the approval of the acquisition. The proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of Matria and LifeMetrix only after the registration statement is declared effective by the SEC. Investors and stockholders are urged to read the proxy statement/consent solicitation statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/consent solicitation statement/prospectus and other documents filed by Matria free of charge at the SEC's web site, www.sec.gov or from Matria Investor Relations at 1850 Parkway Place, Suite 1200, Marietta, Georgia 30067,
  Attention: Roberta McCaw.

Matria and its directors and executive officers will be participants in the solicitation of proxies from the stockholders of Matria in connection with the approval of the issuance of Matria common stock in the acquisition and the other matters set forth in the proxy statement/consent solicitation statement/prospectus. Information about the directors and executive officers of Matria and their ownership of Matria stock is set forth in Matria's Form 10-K, as amended, for the year ended December 31, 2001. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/consent solicitation statement/prospectus when it becomes available.